FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003.

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

Date: May 28, 2003	By:	/s/ David P. Miller

David P. Miller Vice President, General Counsel and Secretary

Exhibit Index
PRESS RELEASE
FORM 53-901F MATERIAL CHANGE REPORT

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated May 28, 2003 regarding C$250 million Equity Issuance

99.2	Form 53-901F Material Change Report dated May 28, 2003 regarding C$250 million Equity Issuance